SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty Capital common stock, par value $.01 per share; and

Series B Liberty Capital common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Capital common stock: 530322106

Series B Liberty Capital common stock: 530322205

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530322106 (LMCA) 530322205 (LMCB)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Liberty Capital common stock: 1,867,072 (1), (2), (3) Series B Liberty Capital common stock: 8,653,181 (1), (4)

	8	Shared Voting Power Series A Liberty Capital common stock: 591,259 (5), (6) Series B Liberty Capital common stock: 124,145 (6)

	9	Sole Dispositive Power Series A Liberty Capital common stock: 1,867,072 (1), (2), (3) Series B Liberty Capital common stock: 8,653,181 (1), (4)

	10	Shared Dispositive Power Series A Liberty Capital common stock: 591,259 (5), (6) Series B Liberty Capital common stock: 124,145 (6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Liberty Capital common stock: 2,458,331 (1), (2), (3), (5), (6) Series B Liberty Capital common stock: 8,777,326 (1), (4), (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A Liberty Capital common stock: 2.2% (7) Series B Liberty Capital common stock: 88.7% (7)

14	Type of Reporting Person IN

(1) Includes 101,778 LMCA shares and 230,564 LMCB shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 1,652,812 LMCA shares pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and 622 LMCA shares pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

(3) Does not include LMCA shares issuable upon conversion of LMCB shares beneficially owned by Mr. Malone; however, if such shares of LMCA were included, Mr. Malone would have sole voting and dispositive power over 10,520,253 LMCA shares and Mr. Malone’s beneficial ownership of LMCA would be 9.4%, subject to the relevant footnotes set forth herein.

(4)  Includes 490,597 LMCB shares held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(5)  Includes 250,000 LMCA shares held by the Malone Family Land Preservation Foundation and 306,500 LMCA shares held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(6) Includes 34,759 LMCA shares and 124,145 LMCB shares held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7) Based upon 110,328,009 LMCA shares and 9,893,541 LMCB shares, in each case, outstanding as of October 31, 2012 based on information provided by the Issuer.  At the option of the holder, each share of LMCB is convertible into one share of LMCA. Each share of LMCB is entitled to 10 votes, whereas each share of LMCA is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 43.1% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on October 3, 2011 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on November 28, 2011 (together with the Original Statement, the “Schedule 13D”) and relates to the Series A Liberty Capital Common Stock, par value $.01 per share (the “Series A Liberty Capital Common Stock” or “LMCA”), and the Series B Liberty Capital Common Stock, par value $0.01 per share (the “Series B Common Stock” or “LMCB”, and together with the Series A Common Stock, the “Common Stock”), of Liberty Media Corporation (the “Issuer”).  Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 13D.

Item 3.           Source and Amount of Funds.

Item 3 of the Schedule 13D is amended and supplemented to add the following information:

On December 18, 2012, the CRT purchased an aggregate of 490,597 LMCB shares in private transactions at a price of $115.00 per share.  The CRT used available cash on hand to acquire such shares.

Item 4.           Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Mr. Malone purchased the shares of Series B Common Stock described in Item 3 hereof for investment purposes.

Other than as provided in the Schedule 13D and theAmendment, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) - (b)   Mr. Malone beneficially owns (without giving effect to the conversion of LMCB shares into LMCA shares) (i) 2,458,331 LMCA shares (including (A) 101,778 shares held by his wife as to which he disclaims beneficial ownership, (B) 250,000 shares held by the Malone Family Land Preservation Foundation and 306,500 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (C) 34,759 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 2.2% of the outstanding LMCA shares, and (ii) 8,777,326 LMCB shares (including (A) 230,564 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 490,597 shares held by the CRT and (C) 124,145 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 88.7% of the outstanding LMCB shares. The foregoing percentage interests are based on 110,328,009 LMCA shares and 9,893,541 LMCB shares, in each case, outstanding as of October 31, 2012, based on information provided by the Issuer.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 43.1% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 34,759 LMCA shares and 124,145 LMCB shares, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)           On December 10, 2012, Mr. Malone disposed of 13,800 LMCA shares by means of a bona fide gift.  On December 17, 2012, Mr. Malone exercised (i) an option to acquire 15,133 LMCA shares at an exercise price of $29.54 and (ii) an option to acquire 41,721 LMCA shares at an exercise price of $3.57.  Mr. Malone used a portion of the shares issuable upon exercise of such options (valued at the market price of LMCA shares on the date of exercise) to pay the exercise price of such options.  Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated to read as follows:

Of the shares of Common Stock beneficially owned by Mr. Malone, 1,652,812 LMCA shares are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone, and 622 LMCA shares are pledged to Bank of America in connection with a loan facility extended to Mr. Malone.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2013
Date

/s/ John C. Malone
John C. Malone